601 Lexington Avenue
New York, New York 10022

Joshua N. Korff
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com

October 28, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Ms. Jennifer Gowetski
Ms. Angela McHale

Re:	FX Alliance Inc.
Registration Statement on Form S-1
Filed September 19, 2011
File No. 333-176901

Dear Mss. Gowetski and McHale,

This letter is being furnished on behalf of FX Alliance Inc., a Delaware corporation (the “Company”)  in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 13, 2011 to Phillip Z. Weisberg, Chief Executive Officer of the Company, with respect to the Company’s Registration on Form S-1 (File No. 333-176901) (the “Registration Statement”) that was filed on September 19, 2011.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment

No. 1, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

General

1.               Staff’s comment: We note that several of your underwriters appear also appear to be beneficial owners or affiliates of your beneficial owners. Please tell us whether you plan to identify a qualified independent underwriter.

Response: We respectfully advise the Staff that since the Company does not know the identity of the selling stockholders as of yet, the Company does not know whether any underwriter or related person will receive 5% or more of the net offering proceeds, which would cause a conflict of interest under the Financial Industry Regulatory Authority (“FINRA”) Rule 5121.  We further note there is currently no conflict of interest because no underwriter or related person is an affiliate of the Company under FINRA Rule 5121.  If the Company becomes aware of a conflict of interest, a “qualified independent underwriter,” as defined by FINRA Rule 5121, will be retained.

2.               Staff’s comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: We respectfully advise the Staff that the Company anticipates that no additional artwork will be included in the Registration Statement.  However, should the Company decide to add any additional graphics, maps, photographs and related captions or other artwork, the Company will promptly notify the Staff and provide copies of any such artwork.

3.               Staff’s comment: Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Please mark the relevant portions of the supporting materials to clearly indicate the information that supports your disclosure. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Response: We respectfully advise the Staff that the industry reports, studies or surveys that the Company relies on in the Registration Statement were publicly available or available to the public for a subscription fee and not prepared specifically for the Company.  Additionally, aside from the fee generally paid by parties in obtaining any copies of such reports or studies, no compensation was paid by the Company or on its behalf to the parties that prepared these reports or studies. Also, support for the market-related disclosures made in the Registration Statement is being provided supplementally with this letter as Exhibit A highlighted to indicate the disclosure referenced and the information supporting such disclosure.

4.               Staff’s comment: We note your disclosure on page 1 that your proprietary technology platform enables you to deliver efficient and reliable FX price discovery and trade execution. We further note your disclosure that you do not act as a market maker, take principal positions for your own account or clear trades. Please revise your disclosure more specifically [to] explain how trades are executed and cleared on your platform. In addition, please describe the counterparty risk associated with any trades and clarify who bears such counterparty risk.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 1 to more specifically explain how trades are executed on its platform.  We respectfully advise the Staff that the Company does not execute or clear trades on its platform as noted in various sections of the Registration Statement.  In addition, the Company does not face any trade counterparty risk as the Company is not party to any trades conducted on its platform.  The Company’s clients settle their trades directly with their counterparties or prime brokers outside of the Company’s platform.

Prospectus Cover Page

5.               Staff’s comment: Please limit the underwriters identified on the cover page to the firms that are serving as representatives of the underwriters. Refer to Item 501(b)(8) of Regulation S-K.

Response: We respectfully advise the Staff that we do not believe Item 501(b)(8) of Regulation S-K explicitly limits the underwriters identified on the cover page to the firms that are serving as representatives of the underwriters, but instead explicitly requires that the names of the lead underwriting firms be identified on the cover page.  Additionally, industry practice has been and is now to include the names of not only the representatives of the underwriters but also the other book-running managers and co-managers, if any, that are involved in the offering.

Prospectus Summary, page 1

6.               Staff’s comment: Please briefly discuss the conversion of preferred stock into shares of common stock that will occur immediately prior to the completion of the offering, as well as the stock split that will occur in connection with the offering. Please disclose the precise timing of the stock split and include a brief discussion of the reasons for taking such actions.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 5 and 7 to discuss the conversion of preferred stock into shares of common stock, which will be required under the terms of the Company’s certificate of incorporation pursuant to this offering, and the expected stock split, in each case, that will occur in connection with the offering, including a discussion on the timing of the conversion and stock split and the reasons for taking such actions. The Company has not yet determined the size or ratio of the stock split referred to above.

Our Company, page 1

7.               Staff’s comment: We note your disclosure here and throughout the document that you are “the leading independent global provider of electronic foreign exchange trading solutions” (emphasis added). Please provide support for this claim, including the metric(s) upon which you are basing the claim. In addition, we note the second and third bulleted points on page 3. Please provide support for your statements that you are a “[m]arket leader” and that you deliver “award winning FX products.”

Response: We respectfully advise the Staff that the support for the statements that the Company is “the leading independent global provider of electronic foreign exchange trading solutions,” a “[m]arket leader” and that the Company delivers “award winning FX products” is being provided supplementally to this letter as Exhibit B highlighted to indicate the information supporting such statements.

8.               Staff’s comment: We note your disclosure throughout the document that you earn revenues for the trading of non-deliverable forwards (NDFs). Please provide an analysis of whether the non-deliverable forwards you offer are securities under the Securities Act of 1933. If so, please tell us the exemption from registration that you rely on for the issuance of these securities to investors.

Response: We respectfully advise the Staff that NDFs are “swaps” under Section 1(a) of the Commodity Exchange Act, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).  Section 2(A)(1)(a) of the Commodity Exchange Act, as amended by the Dodd-Frank Act, provides exclusive jurisdiction over swaps to the Commodity Futures Trading Commission, or CFTC, except to the extent that the Dodd-Frank Act provides otherwise.  The Company notes that nothing in the Dodd-Frank Act would provide jurisdiction over CFTC-regulated swaps to the Commission.

9.               Staff’s comment: Refer to the last sentence in the second paragraph. Please explain in greater detail what you mean by “white-labeled enterprise solutions.”

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 1, 33, 55 and 61 to provide greater clarity to what the Company means by “white-labeled enterprise solutions.”

10.         Staff’s comment: Please revise the third paragraph of this section to explain more fully the two different types of trading activity (i.e., active trading and relationship trading), including the specific services you provide for each. Please make similar revisions to your Business section.

Response: We respectfully advise the Staff that the Company believes that the discussion describing in greater detail the two different types of trading activity (i.e., active trading and relationship trading) as presented on page 62 of the Registration Statement is presented in a manner that gives investors adequate information and that is consistent with industry practice.  However, the Company has revised the disclosure on pages 1, 33, 55 and 56 by adding cross-references to the disclosure beginning on page 62.

We face significant competition..., page 10

11.         Staff’s comment: We note that certain of your existing stockholders or their affiliates already have their own bank or other competing FX trading platforms. We also note that it appears that you derive over 50% of your revenues from your stockholders or their affiliates. Please provide more detailed disclosure regarding potential conflicts of interest, including any competing businesses currently owned by your existing stockholders. In addition, please describe any risks associated with the majority of your revenue resulting from customers who are stockholders or their affiliates.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 11 to provide additional disclosure regarding competing platforms owned by the Company’s existing stockholders.  We also respectfully advise the Staff that a large number of major banks, whether stockholders or not, already have competing single bank or other foreign exchange trading platforms.  These single bank systems typically exclude participation from other competing bank liquidity providers.  In contrast, the Company’s platform appeals largely to the segment of customers who require a multi-dealer platform.  The Company’s bank liquidity providers, whether shareholder banks or non-shareholder banks, choose to participate on the Company’s platform in order to gain access to order flow from this segment of customers requiring the Company’s multi-bank solution.  In addition, while the Company discloses on page 17 that the Company is dependent on banks and other liquidity providers to support its trading platform, this is equally true of shareholder and non-shareholder banks alike.

Our computer infrastructure may be vulnerable to security breaches... page 11

12.         Staff’s comment: We note the risk regarding your vulnerability to unauthorized access and computer viruses. To the extent applicable, please disclose any significant instances of such events.

Response: We respectfully advise the Staff that the Company has not had any past significant instances of any physical or electronic computer break-ins, security breaches or other similar disruptive events.

As an international business, we are exposed to local business risks..., page 14

13.         Staff’s comment: We note that you operate in Hong Kong. Please tell us what percentage of your business these operations represent. Please advise us whether you have consulted with legal counsel regarding whether you are in compliance with Chinese regulations and whether you believe your company to be in compliance.

Response: We respectfully advise the Staff that the percentage of the Company’s revenues derived from its operations in Hong Kong was less than 2% for the six months ended June 30,

2011.  Additionally, as disclosed on page 70 of the Registration Statement, the Company has consulted with local legal counsel for advice regarding whether it operates in compliance with local laws and regulations in the Hong Kong Special Administrative Region (“SAR”) of the People’s Republic of China and the Company believes that it is in compliance with such laws and regulations.  The Company has no operations in China outside of the Hong Kong SAR.

Use of Proceeds, page 26

14.         Staff’s comment: We note that you intend to use the net proceeds for working capital and other general corporate purposes. Please provide more meaningful disclosure of areas where you intend to use the net proceeds. Refer to Item 504 of Regulation S-K.

Response: We respectfully advise the Staff that the Company does not currently have specific plans for the net proceeds from the offering other than to invest such amounts to fund the development and growth of its business and therefore, does not believe it would be appropriate to revise the existing disclosures in the Registration Statement related thereto.  To the extent that the Company develops a specific plan for the use of these proceeds prior to the completion of the offering, it will revise its disclosures accordingly.  However, the Company has revised the disclosures on pages 6, 25 and 28 to disclose that the Company intends to pay to holders of the Company’s common and preferred stock a special dividend immediately prior to the consummation of the offering out of cash on hand, which the Company has maintained for working capital and general corporate purposes.

Dilution, page 29

15.         Staff’s comment: Please revise to more specifically provide comparison between the price paid by officers, directors, promoters and affiliated persons. Refer to Item 506 of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 30 to more specifically provide comparisons between the price paid by officers, directors, promoters and affiliated persons.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview, page 32

16.         Staff’s comment: We note your disclosure elsewhere in the document regarding the Dodd-Frank Act and its significant regulation on swap market participants and swap trading, as well as its execution requirements for NDFs. If applicable, please expand your disclosure to discuss the impact of the Dodd-Frank Act on your current business, including any necessary changes to your business operations and anticipated costs associated with compliance. Similarly, we note from your disclosure elsewhere that you are required to comply with the laws and regulations of each country in which you conduct business and that those jurisdictions may impose new and different legal and regulatory requirements. To the extent applicable and significant, please also discuss the impact on your business of compliance with these requirements.

Response: We respectfully advise the Staff that none of the instruments for which the Company currently provides a trading platform would subject the platform to the execution requirements of the Dodd-Frank Act, except for NDFs.  The Company may, in the future, offer foreign exchange options for trading, which would also subject the platform on which they are traded to the execution requirements of the Dodd-Frank Act.  The Company may register as a swap execution facility, or SEF, for its NDF business (and, if relevant, any new foreign exchange options business).  As discussed on page 69 of the Registration Statement, SEFs will be subject to a regulatory regime that will require them to meet self-regulatory duties; establish, monitor, enforce and investigate violations of trading rules, trade processing rules and participant rules; report trade information to the CFTC, swap data repositories and the public; maintain automated trade surveillance systems and audit trail programs; maintain business continuity and emergency authority plans; and appoint chief compliance officers. Furthermore, registered SEFs will also be subject to capital requirements and will be required to report the primary economic terms of swaps to swap data repositories.  These requirements may affect the Company’s costs and may change its market opportunities, as disclosed in a number of sections of the Registration Statement.

Regulatory reform efforts are underway in other jurisdictions in which the Company operates or plans to operate, including the European Union.  Many of these efforts are based on the G-20 communique calling for, among other things, electronic or exchange trading and clearing of OTC derivatives by the end of 2012.  For example, the European Union is currently debating the European Market Infrastructure Regulation (EMIR).  It is unclear, at this point in time, to what extent these changes in other jurisdictions will affect the Company and its offerings.

17.         Staff’s comment: In the last paragraph on page 32, please provide a percentage breakdown of user, settlement, and license fees.

Response: We respectfully advise the Staff that the Company provided a percentage breakdown of user, settlement and license fees for the year ended December 31, 2010 later in the Registration Statement on page 35.

Results of Operations, page 37

18.         Staff’s comment: We note that you capitalize employee compensation and related benefits that are engaged in software development. Please quantify to us the amounts of employee compensation and related benefits capitalized for all periods presented. To the extent these amounts are material in comparison to operating expenses, please revise to quantify the amounts capitalized and discuss significant fluctuations.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 36 to quantify the amounts of employee compensation and related benefits capitalized for the periods presented, which include both employees and consultants.

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

19.         Staff’s comment: In the second paragraph and third paragraphs on page 38, you disclose two reasons for each increase in trading volume. To the extent practicable, please quantify the percentage attributable to each reason.

Response: We respectfully advise the Staff that the Company believes quantifying the percentage attributable for the increase in trading volume to the increase in average volume per client and the increase in the number of both relationship and active trading clients would not add meaningful disclosure for investors.  As noted in various sections of the Registration Statement, transaction fee revenues are calculated by multiplying the average rate per million times the volume that is transacted on the Company’s platform. Increases in the Company’s trading volume is a function of an increase in the number of clients and/or an increase in the frequency that existing clients complete transactions on the Company’s platform.  However, average volume per client is a function of both the number of clients and the frequency that existing clients complete transactions on the Company’s platform.  Thus, average volume per client can potentially be disproportionately affected depending on the volumes of just a small number of clients.  For instance, should the Company lose the revenues derived from one client that executes a large volume of trades but add many additional clients that historically execute foreign exchange transactions in much smaller volumes and frequency when they initially come to the Company for foreign exchange products and services, then the average volume per client would be disproportionately sensitive to change.

Our Growth Strategies, page 58

20.         Staff’s comment: Refer to the last sentence on page 58. Please explain in greater detail why you believe you are “uniquely positioned” to serve every major category of institutional clients and to capture greater trading volumes.

Response: We respectfully advise the Staff that the Company believes it is “uniquely positioned” to serve every major category of institutional clients and to capture greater trading volumes for a variety of reasons included elsewhere in the Registration Statement, including the Company’s broad range of trade execution mechanisms (as discussed in several sections of the Registration Statement), as well as the pre- and post-trade workflow solutions available to the non-bank clients.  These trading mechanisms and workflow solutions address the various needs of different institutional trading clients.  The Company’s competitors generally address specific market niches (e.g., corporations or asset managers or hedge funds) whereas the Company has specific solutions for each such niche.

21.         Staff’s comment: In the third bulleted paragraph on page 59, you discuss the possibility of becoming a SEF. Please expand your disclosure to discuss how you expect this business to fit into your overall business strategy. In addition, please discuss any steps you have taken to quality as an SEF. We note your related disclosure on page 13.

Response: Based upon the Staff’s comments, the Company has revised the disclosure on page 14 to discuss the steps the Company has taken to qualify as a SEF. Additionally, we respectfully advise the Staff that disclosure with respect to the Company’s expectation of how becoming a SEF will fit into its overall business strategy was previously disclosed, also on page 14.

Trade Execution, page 61

22.         Staff’s comment: On page 61, please discuss how usage fees are applied for each of the above systems.  Please also briefly discuss access to each system. For example, must customers pay separately for access to each system, or must they pay only for usage?

Response: Based upon the Staff’s comments, the Company has revised the disclosure on page 61 to discuss how usage fees are applied for each system.

Other Products and Features, page 62

23.         Staff’s comment: Within each subsection, please discuss how you are compensated (i.e., through standalone fees or indirectly through transaction fees). Also, if practicable and significant, please disclose the approximate percentage of total revenue represented by each product or feature for which you are compensated through a standalone fee.

Response: Based upon the Staff’s comments, the Company has revised the disclosure on page 61 to discuss how Company is compensated.  Additionally, we respectfully advise the Staff that additional disclosure with respect to the revenues derived by the Company is provided elsewhere in the Registration Statement starting on page 35.

U.S. Regulation, page 67

24.         Staff’s comment: It appears that you offer instruments that fall within the definition of swap under the current language of Section 206A of Gramm-Leach-Bliley and would fall within the definition of a swap under Title VII of the Dodd-Frank Act. Please explain in a detailed legal analysis how your proposed plan of business would operate under both the federal securities laws and the Commodity Exchange Act.

Response: We respectfully advise the Staff that the Company makes a number of instruments available for trading that qualify as “swap agreements” under Section 206A of the Gramm-Leach-Bliley Act, as amended by the Dodd-Frank Act.  These include instruments that are likely to fall within the Dodd-Frank Act definition of “swap,” such as NDFs and the foreign exchange options that the Company may, in the future, make available for trading, and those that will likely be exempted from the Dodd-Frank Act definition of “swap” for most purposes, including foreign exchange swaps and forwards.  However, as these swap agreements are not based on securities, none qualify as

“security-based swap agreements” to which a number of the securities laws apply.  The Company believes that classification as a “swap agreement” under the Gramm-Leach-Bliley Act does not in itself appear to trigger any substantive obligations under the federal securities laws or the Commodity Exchange Act.

The Company will need to comply with Title VII requirements related to the “swaps” for which it provides a trading system.  The Company would need to register as a SEF for its swap business, which includes its NDF business and would include foreign exchange options should the Company choose to list these products in the future.  SEFs, including the Company if it registers as SEF, will be required to comply with a set of regulatory requirements based in the Dodd-Frank Act, including establishing, monitoring, enforcing and investigating violations of trading rules, trade processing rules and participant rules; reporting trade information to the CFTC, swap data repositories and the public; maintaining automated trade surveillance systems and audit trail programs; maintaining business continuity and emergency authority plans; and appointing a chief compliance officer.  As these requirements are finalized, the Company will need to analyze their effect on its offerings and business strategies.

The Company does not intend to provide a trading platform for any security-based swaps under the Commission’s jurisdiction.  As a result, the Company does not believe that it will need to register as a security-based SEF.

Management, page 71

25.         Staff’s comment: Please provide all required disclosure pursuant to Item 402 of Regulation S-K.

Response: We respectfully advise the Staff that the Company plans on filing the disclosures required pursuant to Item 402 of Regulation S-K as promptly as practicable after such information is available.

Certain Relationships and Related Party Transactions, page 80

26.         Staff’s comment: Here, or elsewhere where appropriate, please explain in greater detail the impact the Investors’ Rights Agreement may have on this offering.

Response: Based upon the Staff’s comments, the Company has revised the disclosure on page 81 to discuss in greater detail the Investors’ Rights Agreement and the impact it may have in connection with this offering.

27.         Staff’s comment: In the discussion of the LTI Stock Purchase Agreement on page 81, please provide more details about the transaction, including why the transaction was entered into, the type of business acquired, and how the purchase price was determined.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 37 to provide more details about the transaction, including why the transaction was entered into, the type of business acquired, and how the purchase price was determined.

Corporate Opportunity, page 85

28.         Staff’s comment: Please tell us the name of the entity that is the subject of this “corporate opportunity” clause in your charter. Please explain the business purpose of this provision. Also, please tell us whether you receive compensation in exchange for agreeing to not compete for these opportunities.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 86 and 87 to identify the entity that will be the subject of the “corporate opportunity” clause in the Company’s charter.  In addition, we respectfully advise the Staff that the purpose for the provision is to allow officers, directors or other representatives of Technology Crossover Ventures (“TCV”) or any of its affiliates to continue to serve on the Company’s board of directors. As an active investor in companies from a variety of different industries, TCV may from time to time be presented with opportunities that could benefit both such other companies and the Company.  In the absence of the “corporate opportunity” provision in the Company’s charter, TCV could be unable to effectively pursue such opportunities while continuing to have representative members on the Company’s board.  The Company believes it substantially benefits from having representatives of TCV, who bring significant and valuable experience to the management of the Company, on its board of directors, and as a result, that the “corporate opportunity” clause provides the Company a substantial benefit.  The Company did not receive compensation in exchange for renouncing any interest or expectancy in, or being offered any such opportunities.

Revenue Recognition, page F-11

29.         Staff’s comment: We note you license your technology as white-labeled enterprise solutions distributed under your clients’ brand and generally bill and recognize revenue monthly as services are rendered. Please clarify the terms of your license agreements for your white-labeled enterprise solutions. Your response should clarify what your responsibilities are to your clients as a part of the license agreement including whether these license agreements entitle your clients to multiple elements such as upgrades or enhancements, post-contract support, or other services. Given the terms of your license agreements, please tell us how you considered the guidance in Topic 985-605 of the Financial Accounting Standards Codification in determining that your revenue recognition policy for the white-labeled enterprise solutions is appropriate.

Response: We respectfully advise the Staff that the Company currently licenses the following systems to four clients as part of its white-labeled enterprise solutions:

1)             Customer Order Management system or (“COMS”)

2)             FXone White Label

3)             Internal Matching Technology

The terms of the Company’s license agreements provide for access to these systems in either a hosted environment or installed at the client and post-contract customer support (including upgrades and enhancements to the systems on a when-and-if-available basis).  Clients are billed monthly in arrears, for the period of the license, which covers access to the systems, transaction charges, if applicable, and post-contract customer support.  For license agreements that are hosted by the Company, all deliverables are accounted for as a single unit of accounting and the Company recognizes revenue monthly when billed as the services are delivered in accordance with ASC 605-25-25.  For license agreements where the software is installed at the client, vendor-specific objective evidence doesn’t exist to allocate fees to the separate elements of the arrangements, therefore the entire arrangement fees are recognized monthly when billed over the term of the post-contract customer support period in accordance with ASC 985-605-25-70.

In addition, the Company may perform other related services, such as consulting services for non-essential customization and technical training, on a time and materials or fixed fee basis.  Consulting services are billed as the services are rendered and revenue is recognized as services are performed.

Note 9 — Related Party Transactions, page F-19

30.         Staff’s comment: Please revise to also separately identify and present amounts of related party transactions on the face of the balance sheet, income statement, or statement of cash flows. Reference is made to Rule 4-08(k) of Regulation S-X.

Response: Based upon the Staff’s comment, the Company has revised the disclosures on pages F-3, F-4 and F-5 to identify and present the amounts of related party transactions on the face of the balance sheet, income statement, and statement of cash flows.

Exhibits Index, page II-6

31.         Staff’s comment: Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Response: We respectfully advised the Staff that the Company has filed several exhibits with the filing of Amendment No. 1.  The Company will file missing exhibits as promptly as practicable in subsequent amendments to the Registration Statement.

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at me at (212) 446-4988 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

Cc:	Phillip Z. Weisberg, Chief Executive Officer
John W. Cooley, Chief Financial Officer